TransAlta declares dividends

CALGARY, Alberta (Jan. 25, 2012) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.29 per share on common shares payable April 1, 2012 to shareholders of record at the close of business March 1, 2012.

The Board of Directors of TransAlta Corporation also declared a dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on March 31, 2012 to shareholders of record at the close of business March 1, 2012.

The Board of Directors of TransAlta Corporation also declared an initial dividend of $0.3844 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C, for the period from November 29, 2011 to March 31, 2012. The dividend is payable on March 31, 2012 to shareholders of record at the close of business on March 1, 2012.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our, wind, hydro, geothermal, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media inquiries:

Investor inquiries:

Glen Whelan

Jess Nieukerk

Director, Communications

Director, Investor Relations

Phone:  (403) 267-7287

Phone: 1-800-387-3598 in Canada and U.S.

Email: glen_whelan@transalta.com

Email: investor_relations@transalta.com